NO ACT

DC
PE
7-1-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





Received SEC
AUG 28 2008
Washington, DC 20549

August 28, 2008

Michael Dillon
Executive Vice President and General Counsel
Sun Microsystems, Inc.
4150 Network Circle
Santa Clara, CA 95054

Act: 1934
Section: 14A-8
Rule:
Public Availability: 8/28/2008

Re: Sun Microsystems, Inc.
Incoming letter dated July 1, 2008

Dear Mr. Dillon:

This is in response to your letters dated July 1, 2008, August 1, 2008 and August 27, 2008 concerning the shareholder proposal submitted to Sun by Kenneth Steiner. We also have received letters on the proponent's behalf dated July 17, 2008, July 31, 2008, August 4, 2008 and August 28, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
SEP 09 2008
THOMSON REUTERS

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Sun Microsystems, Inc.
4150 Network Circle, Santa Clara, CA



RECEIVED

2008 JUL -3 PM 12: 18

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

July 1, 2008

Via Overnight Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington D.C. 20549

Re: Sun Microsystems, Inc.--Shareholder Proposal Submitted by Mr. Kenneth Steiner

Dear Sir or Madam:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the **"Exchange Act"**), Sun Microsystems, Inc., a Delaware corporation (the **"Company"**), hereby gives notice of the Company's intention to omit from its proxy statement (the **"2008 Proxy Statement"**) for its 2008 annual meeting of stockholders (the **"2008 Annual Meeting"**) a stockholder proposal (the **"Proposal"**) submitted to the Company by Mr. Kenneth Steiner (the **"Proponent"**) under cover of a letter dated May 27, 2008. A copy of the Proponent's proposal together with the related supporting statement is attached as **Exhibit A**.

We hereby request confirmation that the staff of the Division of Corporate Finance (the **"Staff"**) of the Securities and Exchange Commission (the **"Commission"**) will not recommend any enforcement action if the Company omits the Proposal from the 2008 Proxy Statement on the grounds that (i) the Company has substantially implemented the Proposal, in reliance on the provisions of Rule14a-8(i)(10), (ii) the Proposal directly conflicts with one of the Company's own proposals, in reliance on the provisions of Rule 14a-8(i)(9), and (iii) the Proposal is contrary to the proxy rules of the Commission, in reliance on the provisions of Rule 14a-8(i)(3).

The Company expects to file the definitive 2008 Proxy Statement with the Commission on or about September 23, 2008. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which the Company expects to file the definitive 2008 Proxy Statement. Pursuant to Rule 14a-8(j), we are enclosing herewith six copies of each of this letter and the accompanying attachments. In accordance with Rule 14a-8(j) and the instructions contained in the letter accompanying the Proposal (directing all correspondence to Mr. John Chevedden), a copy of this submission is being forwarded simultaneously to the Proponent and Mr. Chevedden. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

I. The Proposal

The full text of the Proposal and supporting statement is as follows:

"3- Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a simple majority vote requirement in compliance with applicable law.

Currently, a 1%-minority can still frustrate the will of our 74%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal topic won 82%-suport at our 2007 annual meeting. The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting and the adoption of a proposal upon its first attainment of greater than 51% support. We voted an additional 31% over the 51%-threshold recommended by the Council of Institutional Investors.

Kenneth Steiner, Great Neck, NY, said the merits of this proposed improvement, simple majority vote, should also be considered in the context of our company's overall corporate governance structure and individual director performance which also shows great opportunity for improvement. For instance in 2008 the following structure and performance issues were identified:

- Mr. Schwartz's CEO pay of $13 million+ was a factor in The Corporate Library http://www.thecorporatelibrary.com rating our company "High Concern" in executive pay. The Corporate Library is an independent investment research firm.
- CEO pay included a $49,000 tax gross-up.
- Our one-year rate of return was a minus-35%.
- An overwhelming 75% of shareholder vote was required to make certain key changes – entrenchment concern.

- Two directors had 20 or 26 years tenure – Lack of independence concern:
  Kenneth Oshman
  Scott McNealy
- Two directors owned no stock – Lack of commitment concern:
  Michael Marks
  Peter Currie

- Plus our directors served on six Boards rated "D" by The Corporate Library:
  James Barksdale – Time Warner (TWX) and FedEx (FDX)
  Robert Finocchio – Altera (ALTR)
  Michael Marks – Crocs (CROX)

Peter Currie – CNET Networks (CNET) and Clearwire (CLWR)
The above concerns show there are a number of opportunities for improvement and reinforces the reason to encourage our board to respond positively to this one improvement:

Adopt Simple Majority Vote –
Yes on 3"

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented

A. *Rule 14a-8(i)(10) Background*

The Company respectfully requests the Staff's confirmation that the Proposal may properly be excluded from the 2008 Proxy Statement in accordance with Rule 14a-8(i)(10), which provides for the exclusion of a proposal if the company has already substantially implemented the proposal. To be excluded under this rule, the Proposal need not be implemented in full or precisely as presented by the Proponent. Instead, the standard is one of substantial implementation. *See Rel. No. 40018* (May 21, 1988); *Rel. No. 34-20091* (August 16, 1983).

As the Staff has previously recognized, determination of whether a company has substantially implemented a proposal should depend upon "whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal," not on where those policies, practices or procedures are embodied. *See Texaco, Inc.* (March 28, 1991). Significantly, in considering requests pursuant to this section, the Staff has not required that a company take the action requested by a proposal in all details but has been willing to grant no-action relief in situations where the essential objective of the proposal as has been satisfied. *See, e.g., Anheuser-Busch Cos., Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); *Masco Corporation* (April 19 and March 29, 1999); *MacNeal-Schwendler Corporation* (April 2, 1999); *General Motors Corporation* (March 4, 1996); *Northern States Power Company* (February 16, 1995); *E.I duPont de Nemours and Company* (February 14, 1995).

B. *The Proposed Amendments Substantially Implement the Proposal*

(1) Background and Description of the Proposed Amendments

At the recommendation of management and the Corporate Governance and Nominating Committee (the **"CGNC"**) of the Company's Board of Directors (the **"Board"**), the Board is expected to act on July 31, 2008 on proposed amendments to the Company's Certificate of Incorporation and Bylaws (collectively, the **"Charter Documents"**) to eliminate the supermajority provisions in the Charter Documents (the **"Proposed Amendments"**). The Proposed Amendments, if adopted by the stockholders, would amend (i) the Certificate of Incorporation to reduce the threshold required to approve certain amendments to the Certificate of Incorporation from 75% of the outstanding shares to a majority of the outstanding shares and (ii) the Bylaws to reduce the threshold required to approve bylaw amendments from 75% of the shares to a majority of the outstanding shares. Accordingly, the Board is expected to (i) adopt the Proposed Amendments, contingent upon the stockholder approval of the Proposed Amendments and the Company's Second Proposal (as defined below), (ii) submit the Proposed Amendments to the stockholders for consideration at the 2008 Annual Meeting, and (iii) recommend that the stockholders vote in favor of the Proposed Amendments (the **"Company's First Proposal"**) .

In addition, at the same meeting and upon the recommendation of management and the CGNC, the Board is expected to act on additional amendments to the Company's Certificate of Incorporation to eliminate the Company's cumulative voting provisions and make certain other minor changes (the **"Supplemental Amendments"**). The Supplemental Amendments would amend the Company's Certificate of Incorporation to (i) eliminate cumulative voting and all references thereto, (ii) provide that the number of directors of the Company be determined in the manner provided for in the Bylaws rather than require that the number of directors be as specified in the Bylaws, and (iii) provide for written ballots for the election of directors to be used as specified in the Bylaws rather than permit use upon stockholder demand. Accordingly, the Board is expected to (i) adopt the Supplemental Amendments, contingent upon the stockholder approval of the Supplemental Amendments and the Company's First Proposal, (ii) submit the Supplemental Amendments to the stockholders for consideration at the 2008 Annual Meeting, and (iii) recommend that the stockholders vote in favor of the Supplemental Amendments (the **"Company's Second Proposal"**). We will supplementally notify the Staff after the Board's consideration of the Proposed Amendments and the Supplemental Amendments. For the Staff's reference, attached hereto as **Exhibit B** is a table setting forth the current and proposed language of the Charter Documents affected by the Proposed Amendments and Supplemental Amendments.

The Board is firmly committed to ensuring effective corporate governance. The Board has, on several occasions, considered the advantages and disadvantages of maintaining the supermajority voting provisions, and, in the past, has concluded that maintaining them was in the Company's best interests. This year, the Board requested that the CGNC reconsider this issue in light of the simple majority vote proposal approved at the 2007 annual meeting of stockholders.

The CGNC consulted management and outside advisors as part of its review of this issue. As part of its analysis, the CGNC conducted a thorough review of the Company's corporate governance provisions and the effect that eliminating the supermajority voting provisions would have on the remaining provisions. In particular, the CGNC reviewed the interplay between the majority voting provisions adopted by the Board in 2006 and the cumulative voting provisions contained in the Company's Charter Documents. The CGNC also considered that the supermajority voting provisions act as a shield against the self-interested actions of a few large investors by ensuring that these fundamental aspects of our governance framework can be changed only with a very strong stockholder mandate. After performing a holistic review of the Company's corporate governance provisions, the CGNC concluded it was in the best interests of the Company and its stockholders to recommend the approval of the Proposed Amendments eliminating the supermajority voting provisions, contingent upon the approval of the Supplemental Amendments to eliminate cumulative voting and make certain other changes.

If the stockholders approve the elimination of the supermajority provisions set forth in the Company's First Proposal, it will become effective only if the stockholders also approve the elimination of cumulative voting and certain other changes to the Company's Certificate of Incorporation as set forth in the Company's Second Proposal. The CGNC believes that the cumulative voting standard is incompatible with the majority voting standard already in place and makes the Company more vulnerable to the self-interested actions of a few large stockholders. These effects would be exacerbated if the proposal to eliminate the supermajority voting provisions were enacted while cumulative voting was still in effect. The CGNC determined that the other changes are necessary to bring the Company's Certificate of Incorporation more in line with current concepts of good corporate governance, to clarify some of its terms and to conform it more closely to those of other publicly-traded Delaware corporations. Making these proposals contingent upon one another will ensure that the Company's corporate governance practices are not compromised. Upon the effectiveness of the Company's First Proposal, the threshold required for approval of the Company's Second Proposal will be lowered from a supermajority vote of

75% of the outstanding shares to a majority of the outstanding shares. If both the Company's First Proposal and the Company's Second Proposal are approved, the Company will file with the Delaware Secretary of State (i) an amendment to its Certificate of Incorporation to effect the elimination of the supermajority vote provisions and (ii) an Amended and Restated Certificate of Incorporation to effect the elimination of cumulative voting and implement the other changes set forth in the Supplemental Amendments. The sequencing of these filings will effectuate the reduction in the threshold required to approve the Company's Second Proposal from a supermajority vote to a simple majority vote.

(2) Substantial Implementation

The Staff has consistently granted no-action relief based upon the well-established precedent that a company may exclude from its proxy materials a stockholder proposal requesting elimination of supermajority voting provisions under Rule 14a-8(i)(10) as substantially implemented when the company's board of directors has approved the necessary amendment to eliminate all supermajority provisions and represents that it will recommend that the stockholders approve such amendments at the next annual meeting. *See H.J. Heinz Company* (May 20, 2008); *NiSource, Inc.* (March 10, 2008); *The Dow Chemical Company* (February 26, 2007); *Chevron Corp.* (February 15, 2007) (in each case, granting no-action relief to a company that intended to omit form its proxy materials a stockholder proposal that was substantially similar to company's proposal, based on the actions by the company's board of directors to approve the necessary amendments and recommend that the stockholders approve such amendments and the company's next annual meeting). The Board is expected to approve the Proposed Amendments eliminating all supermajority provisions and will thereafter recommend the stockholders approve the Proposed Amendments at the 2008 Annual Meeting. Therefore, the Company will have substantially implemented the Proposal by submitting the Proposed Amendments to the Company's stockholders at the 2008 Annual Meeting.

In addition, the Board will have satisfied the essential objective of the Proposal by submitting the Company's First Proposal to the stockholders. Although the Board will make the implementation of the Company's First Proposal contingent on the approval of the Company's Second Proposal (which will require a lower vote if the Company's First Proposal is also adopted), the Staff has granted no-action relief where a company has satisfied the essential objective of a proposal regardless of the fact that the company did not take the precise action detailed in the proposal. *See, e.g., Anheuser-Bush Co., Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); *Masco Corporation* (April 19 and March 29, 1999); *MacNeal-Schwendler Corporation* (April 2, 1999); *General Motors Corporation* (March 4, 1996); *Northern States Power Company* (February 16, 1995); *E.I duPont de Nemours and Company* (February 14, 1995). In the instant case, the Proposal's essential objective is to promote Board accountability by eliminating the supermajority provisions in the Charter Documents. The Company's First Proposal meets this objective by seeking stockholder approval of the Proposed Amendments to eliminate all supermajority provisions that could be used to promote entrenchment or insulate the Board from accountability. The Company's Second Proposal furthers this objective by eliminating cumulative voting, which could also be used to insulate the Board from accountability. Cumulative voting encourages a stockholder to nominate additional candidates to the Board. In such a case, regardless of whether the minority nominee is elected, the voting standard for the election of directors would change from a majority standard to a plurality standard. Accordingly, a director need not receive a majority of the votes present in order to remain in office, which defeats the purpose of the majority vote standard the Company adopted in 2006. The Board believes that a system of electing directors who receive a majority of votes cast by the stockholders as a whole will best ensure that the Board will act for the benefit of all stockholders and, therefore, provide accountability of the Board to all stockholders. By coupling its proposals together, the Company has met the essential objective of the

Proposal – accountability of the Board to all stockholders.

Furthermore, as noted above, Rule 14a-8(i)(10) permits the exclusion of a stockholder proposal when a company has implemented the essential objective of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the stockholder proponent. *See, e.g., Johnson & Johnson* (February 19, 2008) (allowing exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting that the Company's board of directors amend the bylaws to permit a "reasonable percentage" of stockholders to call a special meeting where the proposal stated that it "favors 10%" and the company planned to propose a bylaw amendment requiring at least 25% of stockholders to call a special meeting). *See also Honeywell International Inc.* (January 31, 2007); *Sun Microsystems, Inc.* (September 12, 2006); *General Motors Corp.* (April 5, 2006) (each allowing exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting that any future poison pill be put to a stockholder vote "as soon as possible" or "within 4-months" where the company had a poison pill policy in place that required a shareholder vote on any future poison pill within one year). Moreover, the Staff has previously granted no-action relief on substantial implementation grounds in circumstances where a company's board of directors has exercised discretion in determining how to implement the subject matter of the stockholder proposal. *See, e.g., The Boeing Co.* (March 15, 2006); *Borders Group, Inc.* (March 9, 2006); *Bristol-Myers Squibb Co.* (March 9, 2006); *Electronic Data Systems Corp.* (March 9, 2006) (each permitting exclusion of a stockholder proposal relating to the redemption of a poison pill through a charter or bylaw amendment where the board of directors determined the best form of implementation was through a policy rather than a bylaw or charter amendment). At the Board's request, the CGNC conducted a thorough review of the Company's overall corporate governance practices before concluding it was in the best interests of the Company and its stockholders to eliminate both the supermajority and cumulative voting provisions in the Company's Charter Documents. In this regard, coupling the Proposed Amendments and Supplemental Amendments, once approved by the Board, would reflect the Board's conclusion, based on the exercise of its discretion and the application of its business judgement, that it has taken all necessary steps to implement a simple majority standard as part of the Company's overall corporate governance practices.

For the reasons set forth above, we believe that the Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal, and, accordingly, we request that the Staff concur that the Proposal may be excluded from the 2008 Proxy Statement on this basis.

C. *Supplemental Notification Following Board Action*

The Company is submitting this no-action request at this time to address the timing requirements of Rule 14a-8. The Company will supplementally notify the Staff after the Board considers the Proposed Amendments and Supplemental Amendments. The Staff has consistently granted no-action relief under Rule 14a8(i)(10) where a company intends to omit a stockholder proposal on the grounds that the board of directors is expected to take certain action that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., Johnson & Johnson* (February 19, 2008 and February 13, 2006), *The Dow Chemical Co.* (February 26, 2007); *General Motors Corp.* (March 3, 2004); *Intel Corp.* (March 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because The Proposal Directly Conflicts With One Of The Company's Own Proposals To Be Submitted To The Stockholders At The 2008 Annual Meeting

A. *Rule 14a-8(i)(9) Background*

The Company respectfully requests the Staff's confirmation that the Proposal may properly be excluded from the 2008 Proxy Statement in accordance with Rule 14a-8(i)(9), which permits the exclusion of a proposal that directly conflicts with one of the company's own proposals to be submitted to the stockholders at the same meeting. The Staff has permitted exclusion of stockholder proposals when the stockholder and company-sponsored proposals present alternative and conflicting decisions, which could result in inconsistent and ambiguous results. *See, e.g., Herley Industries, Inc.* (November 20, 2007); *Northern States Power Company* (July 25, 2007); *H.J. Heinz Company* (April 23, 2007); *Wachovia Corporation* (February 7, 2007); *Gyrodyne Company of America, Inc.* (October 31, 2005); *Croghan Bancshares, Inc.* (March 13, 2002); *First Niagra Financial Group, Inc.* (March 7, 2002). The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." *Exchange Act Release No. 34-40018* (May 21, 1998, n.27).

B. *The Proposal Directly Conflicts with the Company's Proposal*

If approved by the stockholders, the Company's First Proposal relating to the approval of the Proposed Amendments would eliminate the supermajority provisions in the Charter Documents as requested in the Proposal. However, the Company's First Proposal differs from the Proposal in that it will condition the implementation of the Proposed Amendments contained in the Company's First Proposal on the approval (by a lesser vote) by the stockholders of the Company's Second Proposal related to the elimination of cumulative voting.

The inclusion of two conflicting proposals on the same subject matter may lead to confusion of our stockholders. The Proposal requests the Board to take all steps necessary to eliminate the supermajority provisions in the Charter Documents and implement a simple majority standard. The Company's First Proposal fulfills such request. The Proposal is precatory, not mandatory, and therefore would not by itself result in the elimination of the supermajority provisions in the Charter Documents, as would the Company's First Proposal. That is, should the stockholders vote "for" the Proposal, the Company would not yet have the requisite stockholder approval required to amend the Charter Documents to eliminate the supermajority provisions. Thereafter, the Company would need to seek a separate stockholder vote to approve such amendments to the Charter Documents, which it is already doing by submitting to the stockholders the Company's First Proposal. In addition, inclusion of the Proposal may also confuse the stockholders by implying that the Board did not take positive action to implement the 2007 stockholder proposal relating to the same subject matter. Omitting the Proposal from the 2008 Proxy Statement will eliminate the possibility of confusion and will be the shortest path toward eliminating the supermajority provisions in the Charter Documents, which will ultimately satisfy the Proponent's request.

For the reasons set forth above, we believe that the Proposal is excludable under Rule 14a-8(i)(9) because it directly conflicts with one of the Company's own proposals and, accordingly, we request that the Staff concur that the Proposal may be excluded from the 2008 Proxy Statement on this basis.

IV. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Contrary To The Commission's Proxy Rules

A. *Rule 14a-8(i)(3) Background*

The Company respectfully requests the Staff's confirmation that the Proposal may properly be excluded from the 2008 Proxy Statement in accordance with Rule 14a-8(i)(3), which provides that a proposal or supporting statement may be excluded if it is contrary to any of the Commission's proxy rules, including rule 14a-9. Rule 14a-9 prohibits materially false or misleading statements in proxy soliciting materials. The Staff has permitted the exclusion of certain portions of stockholder proposals and supporting statements from its proxy materials when such proposals and supporting statements contained false and misleading statements or omitted material facts necessary to make statements made therein not false or misleading. *See, e.g., Farmer Bros. Co.* (November 28, 2003); *Monsanto Co.* (November 26, 2003); *Sysco Corp.* (August 12, 2003); *Siebel Systems, Inc.* (April 15, 2003). Specifically, the Staff has stated that companies may rely "on Rule 14a-8(i)(3) to exclude or modify a statement . . . where [(a)] statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation; [(b)] the company demonstrates objectively that a factual statement is materially false or misleading..." *Staff Legal Bulletin No. 14B* (September 15, 2004).

B. *Statements of the Proponent are False and Misleading*

The Proponent has made numerous statements in support of the Proposal which the Company considers to be materially false and misleading in violation of the Commission's proxy rules.

1. Proponent's Statement: "Two directors owned no stock – Lack of commitment concern:

Michael Marks
Peter Currie"

This statement is false and misleading. Both Messrs. Marks and Currie do in fact own shares of the Company's common stock. Pursuant to Section 16 of the Exchange Act, members of the Board are required to report the information related to their holdings in the Company's securities to the Commission. This information is publicly available to the Company's stockholders on the Commission's web site, as well as on the Company's web site. Pursuant to the most recent Form 4 filed by Mr. Marks on November 13, 2007, he beneficially owns 175,000 shares of common stock, which were purchased on the open market for an aggregate purchase price of $3,449,877.50 and have a current market value of $2,017,750 based on the closing price of the Company's common stock on June 25, 2008 (See Form 4s filed on May 30, 2007 and August 13, 2007 for purchase details).[1] Pursuant to the most recent Form 4 filed by Mr. Currie on February 26, 2008, he owns 25,000 shares of common stock, which were purchased on the open market for an aggregate purchase price of $429,900 and have a current market value of $288,250 based upon the closing price of the Company's common stock on June 25, 2008 (See Form 4 filed on February 26, 2008 for purchase details). Because both Messrs. Marks and Currie own shares of the Company's stock, the statement that these "[t]wo directors owned no stock" is objectively false. Furthermore, this statement is also misleading as it impugns the character, integrity and personal reputation of Messrs. Marks and Currie because it lacks a factual basis.

---

1 The number of shares held for Mr. Marks has been adjusted to reflect the reverse stock split effected by the Company on November 12, 2007. The Form 4 filed on November 13, 2007 by Mr. Marks contains pre-split totals.

In addition, the Proponent's statement that the purported lack of ownership by Messrs. Marks and Currie demonstrates a "[l]ack of commitment concern" is false and misleading. As discussed in the Company's Proxy Statement for its 2007 annual meeting of stockholders, the Company has adopted stock ownership guidelines for its executive officers and directors (the **"Stock Ownership Policy"**). Pursuant to the Stock Ownership Policy, Messrs. Marks and Currie must hold 10,000 shares of the Company's common stock within five years of joining the Board. Accordingly, Mr. Marks had until 2012 and Mr. Currie had until 2011 to comply with such requirement. Thereafter, pursuant to the Stock Ownership Policy, Messrs. Marks and Currie are required to hold a number of shares of the Company's common stock having a value of at least $150,000 by August 1, 2012. Currently, both Messrs. Marks and Currie far exceed the number of shares and value requirements set forth in the Stock Ownership Policy. Messrs. Marks and Currie have not only demonstrated their commitment to abide by the Stock Ownership Policy by complying with the requirements in a swift manner, but have demonstrated their individual commitment to the Company and its stockholders by far exceeding such requirements. Moreover, Messrs. Marks and Currie conducted their open market purchases at a time when the Company's common stock had a fair market value substantially higher than its current fair market value and continue to hold the shares today, which further demonstrates their commitment to the Company. Because the Proponent's statement regarding a "lack of commitment concern" is made without factual foundation, it is not only false and misleading but it also directly impugns the character, integrity and personal reputation of Messrs. Marks and Currie.

2. Proponent's Statement: "Our one-year rate of return was a minus-35%."

The Company believes this statement is misleading because Proponent has not provided any basis for such calculation. There is no explanation or verifiable data referred to by Proponent regarding the inclusive dates for the one-year period nor is their any explanation as to what specific rate of return the Proponent is referring to. Such an unsubstantiated figure is misleading to stockholders.

3. Proponent's Statement: "Currently, a 1%-minority can still frustrate the will of our 74%-shareholder majority."

Again, this statement is also false and misleading. A holder of 1% of our shares outstanding cannot frustrate the will of the holders of 74% of our shares outstanding. To the contrary, it takes a 26% minority to frustrate the will of a 74% stockholder majority when a 75% supermajority vote is required. Not only is this statement objectively false, it may mislead stockholders into believing such a small percentage of minority stockholders have more power than they actually do.

For the reasons set forth above, we believe that the Proposal is excludable under Rule 14a-8(i)(3) because it contains materially false and misleading statements in violation of Rule 14a-9, and, accordingly, we request that the Staff concur that the Proposal may be excluded from the 2008 Proxy Statement on this basis.

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2008 Proxy Statement.

If you have any questions or require any additional information, please do not hesitate to call Craig Norris or me at (650) 960-1300. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,



Michael Dillon
Executive Vice President and General Counsel
Sun Microsystems, Inc.

Enclosures

cc: Mr. Kenneth Steiner
Mr. John Chevedden

Exhibit A

Kenneth Steiner

14 Stoner Ave., 2M

Great Neck, NY 11021

Mr. Scott G. McNealy

Chairman

Sun Microsystems, Inc. (JAVA)

4150 Network Circle

Santa Clara CA 95054

Rule 14a-8 Proposal

Dear Mr. McNealy,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

2215 Nelson Ave., No. 205

Redondo Beach, CA 90278

T: 310-371-7872

olmsted7p (at) earthlink.net

(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,



Kenneth Steiner Date 5/21/08

cc: Michael Dillon <Michael.Dillon@Sun.com>

Corporate Secretary

PH: 650-960-1300

[JAVA: Rule 14a-8 Proposal, May 27, 2008]

3 – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a simple majority vote requirement in compliance with applicable law.

Currently a 1%-minority can still frustrate the will of our 74%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal topic won 82%-suport at our 2007 annual meeting. The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting and the adoption of a proposal upon its first attainment of greater than 51%-support. We voted an additional 31% over the 51%-threshold recommended by the Council of Institutional Investors.

Kenneth Steiner, Great Neck, NY, said the merits of this proposed improvement, simple majority vote, should also be considered in the context our company's overall corporate governance structure and individual director performance which also shows great opportunity for improvement. For instance in 2008 the following structure and performance issues were identified:

- Mr. Schwartz's CEO pay of $13 million+ was a factor in The Corporate Library http://www.thecorporatelibrary.com rating our company "High Concern" in executive pay. The Corporate Library is an independent investment research firm.
- CEO pay included a $49,000 tax gross-up.
- Our one-year rate of return was a minus-35%.
- An overwhelming 75% shareholder vote was required to make certain key changes – entrenchment concern.

- Two directors had 20 or 26 years tenure – Lack of independence concern:
  - Kenneth Oshman
  - Scott McNealy
- Two directors owned no stock – Lack of commitment concern:
  - Michael Marks
  - Peter Currie

- Plus our directors served on six Boards rated "D" by The Corporate Library:
  - James Barksdale – Time Warner (TWX) and FedEx (FDX)
  - Robert Finocchio – Altera (ALTR)
  - Michael Marks – Crocs (CROX)
  - Peter Currie – CNET Networks (CNET) and Clearwire (CLWR)

The above concerns show there are a number of opportunities for improvement and reinforces the reason to encourage our board to respond positively to this one improvement:

Adopt Simple Majority Vote –
Yes on 3

Notes:
Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Exhibit B

Proposed Amendments

Section 11 of Certificate of Incorporation	
Current	Proposed
The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. This Certificate of Incorporation may not be amended to eliminate Section 8 hereof or to divide the directors of the Corporation who are elected by the holders of Common Stock and any Preferred Stock entitled to vote generally with the holders of Common Stock in elections of directors, into two or three classes without the approval of holders of seventy-five percent (75%) of the outstanding shares of the Corporation entitled to vote thereon.	The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. This Certificate of Incorporation may not be amended to eliminate Section 8 hereof or to divide the directors of the Corporation who are elected by the holders of Common Stock and any Preferred Stock entitled to vote generally with the holders of Common Stock in elections of directors, into two or three classes without the approval of holders of a majority of the outstanding shares of the Corporation entitled to vote thereon.

Section 9 of Bylaws	
Current	Proposed
Any of these bylaws may be altered, amended or repealed by the affirmative vote of a majority of the board of directors or, with respect to bylaw amendments placed before the stockholders for approval and except as otherwise provided herein or required by law, by the affirmative vote of the holders of 75% of the shares of the corporation's stock entitled to vote in the election of directors, voting as one class.	Any of these bylaws may be altered, amended or repealed by the affirmative vote of a majority of the board of directors or, with respect to bylaw amendments placed before the stockholders for approval and except as otherwise provided herein or required by law, by the affirmative vote of the holders of a majority of the shares of the corporation's stock entitled to vote in the election of directors, voting as one class.

Last Paragraph of Section 2.3 of Bylaws	
Current	Proposed
This Section 2.3 may not be amended to eliminate the right of one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at a special meeting of stockholders to call such a special meeting of stockholders, unless holders of at least 75% of the shares entitled to vote thereon approve such an amendment.	This Section 2.3 may not be amended to eliminate the right of one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at a special meeting of stockholders to call such a special meeting of stockholders, unless holders of at least a majority of the shares entitled to vote thereon approve such an amendment.

Supplemental Amendments

Section 7 of Certificate of Incorporation	
Current	Proposed
The number of directors which will constitute the whole Board of Directors of the Corporation shall be as specified in the Bylaws of the Corporation.	The number of directors that constitutes the entire Board of Directors of the Corporation shall be fixed by, or in the manner provided in, the Bylaws of the Corporation.
Section 8 of Certificate of Incorporation	
Current	Proposed
At all elections of directors of the Corporation, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for this provision as to cumulative voting) he would be entitled to cast for the election of directors with respect to his shares multiplied by the number of directors to be elected, and he may cast all of such votes for a single candidate or may distribute them among the number to be elected, or for any two or more of them as he may see fit.	None.
Section 11 of Certificate of Incorporation (assuming approval of the Company's First Proposal)	
Current	Proposed
The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. This Certificate of Incorporation may not be amended to eliminate Section 8 hereof or to divide the directors of the Corporation who are elected by the holders of Common Stock and any Preferred Stock entitled to vote generally with the holders of Common Stock in elections of directors, into two or three classes without the approval of holders of a majority of the outstanding shares of the Corporation entitled to vote thereon.	The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. This Certificate of Incorporation may not be amended to divide the directors of the Corporation who are elected by the holders of Common Stock and any Preferred Stock entitled to vote generally with the holders of Common Stock in elections of directors, into two or three classes without the approval of holders of a majority of the outstanding shares of the Corporation entitled to vote thereon.
Section 12 of Certificate of Incorporation	
Current	Proposed
Elections for directors need not be by ballot unless a stockholder demands election by ballot at the meeting and before the voting begins or unless the Bylaws so require.	Election of directors need not be by written ballot unless the Bylaws of the Corporation so provide.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

July 17, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Sun Microsystems, Inc. (JAVA)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
Kenneth Steiner

Ladies and Gentlemen:

A detailed response will be provided once the company board acts on July 31, 2008 as it announced on July 1, 2008. The company has cited no precedent for its complex method of excluding a rule 14a-8 proposal – a convoluted method believed never tried before.

It is respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
Kenneth Steiner

Michael Dillon <Michael.Dillon@Sun.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

July 31, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Sun Microsystems, Inc. (JAVA)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
Kenneth Steiner

Ladies and Gentlemen:

Today I received a telephone message from the company that I believe stated that the board will not act on July 31, 2008 as it announced on July 1, 2008. Also that the board will take a different course of action at a later date in place of the action it announced on July 1, 2008.

It is respectfully requested that the shareholder party have an opportunity to respond after the company finally advises in writing the delayed and different action it will take.

It is respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
Kenneth Steiner

Michael Dillon <Michael.Dillon@Sun.com>

Sun Microsystems, Inc.
4150 Network Circle, Santa Clara, CA



RECEIVED
2008 AUG -4 PM 3:15
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

August 1, 2008

Via Email and Overnight Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington D.C. 20549

Re: Sun Microsystems, Inc.--Shareholder Proposal Submitted by Mr. Kenneth Steiner

Dear Sir or Madam:

By letter dated July 1, 2008 (the **"No-Action Request"**), Sun Microsystems, Inc., a Delaware corporation (the **"Company"**), submitted notice of its intention to omit from its proxy statement (the **"2008 Proxy Statement"**) for its 2008 annual meeting of stockholders a stockholder proposal (the **"Proposal"**) submitted to the Company by Mr. Kenneth Steiner (the **"Proponent"**) under cover of a letter dated May 27, 2008, pursuant to with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the **"Exchange Act"**). For your convenience, a copy of the No-Action Request is attached hereto as **Exhibit A**.

In the No-Action Request, we requested confirmation that the staff of the Division of Corporate Finance (the **"Staff"**) of the Securities and Exchange Commission would not recommend any enforcement action if the Company omits the Proposal from the 2008 Proxy Statement on the grounds that (i) the Company has substantially implemented the Proposal, in reliance on the provisions of Rule14a-8(i)(10), (ii) the Proposal directly conflicts with one of the Company's own proposals, in reliance on the provisions of Rule 14a-8(i)(9), and (iii) the Proposal is contrary to the proxy rules of the Commission, in reliance on the provisions of Rule 14a-8(i)(3).

In the No-Action Request, we stated that we would supplementally notify the Staff when the Board of Directors of the Company (the "Board") formally approved the Company's First Proposal (as defined in the No-Action Request) and the Company's Second Proposal (as defined in the No-Action Request). The Company originally expected the Board to approve the Company's First Proposal and the Company's Second proposal on July 31, 2008 upon the recommendation of the Corporate Governance and Nominating Committee of the Board (the **"CGNC"**). On July 30, 2008, the CGNC approved a recommendation that the Board adopt the Company's First Proposal and table the Company's Second Proposal until further notice. The Board is now expected to formally approve the Company's First Proposal later this month.

Sun Microsystems, Inc.
4150 Network Circle, Santa Clara, CA



July 1, 2008

Via Overnight Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington D.C. 20549

Re: Sun Microsystems, Inc.--Shareholder Proposal Submitted by Mr. Kenneth Steiner

Dear Sir or Madam:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), Sun Microsystems, Inc., a Delaware corporation (the "**Company**"), hereby gives notice of the Company's intention to omit from its proxy statement (the "**2008 Proxy Statement**") for its 2008 annual meeting of stockholders (the "**2008 Annual Meeting**") a stockholder proposal (the "**Proposal**") submitted to the Company by Mr. Kenneth Steiner (the "**Proponent**") under cover of a letter dated May 27, 2008. A copy of the Proponent's proposal together with the related supporting statement is attached as **Exhibit A**.

We hereby request confirmation that the staff of the Division of Corporate Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") will not recommend any enforcement action if the Company omits the Proposal from the 2008 Proxy Statement on the grounds that (i) the Company has substantially implemented the Proposal, in reliance on the provisions of Rule14a-8(i)(10), (ii) the Proposal directly conflicts with one of the Company's own proposals, in reliance on the provisions of Rule 14a-8(i)(9), and (iii) the Proposal is contrary to the proxy rules of the Commission, in reliance on the provisions of Rule 14a-8(i)(3).

The Company expects to file the definitive 2008 Proxy Statement with the Commission on or about September 23, 2008. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which the Company expects to file the definitive 2008 Proxy Statement. Pursuant to Rule 14a-8(j), we are enclosing herewith six copies of each of this letter and the accompanying attachments. In accordance with Rule 14a-8(j) and the instructions contained in the letter accompanying the Proposal (directing all correspondence to Mr. John Chevedden), a copy of this submission is being forwarded simultaneously to the Proponent and Mr. Chevedden. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

I. The Proposal

The full text of the Proposal and supporting statement is as follows:

"3- Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a simple majority vote requirement in compliance with applicable law.

Currently, a 1%-minority can still frustrate the will of our 74%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal topic won 82%-suport at our 2007 annual meeting. The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting and the adoption of a proposal upon its first attainment of greater than 51% support. We voted an additional 31% over the 51%-threshold recommended by the Council of Institutional Investors.

Kenneth Steiner, Great Neck, NY, said the merits of this proposed improvement, simple majority vote, should also be considered in the context of our company's overall corporate governance structure and individual director performance which also shows great opportunity for improvement. For instance in 2008 the following structure and performance issues were identified:

- Mr. Schwartz's CEO pay of $13 million+ was a factor in The Corporate Library http://www.thecorporatelibrary.com rating our company "High Concern" in executive pay. The Corporate Library is an independent investment research firm.
- CEO pay included a $49,000 tax gross-up.
- Our one-year rate of return was a minus-35%.
- An overwhelming 75% of shareholder vote was required to make certain key changes – entrenchment concern.

- Two directors had 20 or 26 years tenure – Lack of independence concern:
  Kenneth Oshman
  Scott McNealy
- Two directors owned no stock – Lack of commitment concern:
  Michael Marks
  Peter Currie

- Plus our directors served on six Boards rated "D" by The Corporate Library:
  James Barksdale – Time Warner (TWX) and FedEx (FDX)

Robert Finocchio – Altera (ALTR)
Michael Marks – Crocs (CROX)
Peter Currie – CNET Networks (CNET) and Clearwire (CLWR)

The above concerns show there are a number of opportunities for improvement and reinforces the reason to encourage our board to respond positively to this one improvement:

Adopt Simple Majority Vote –
Yes on 3"

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented

A. *Rule 14a-8(i)(10) Background*

The Company respectfully requests the Staff's confirmation that the Proposal may properly be excluded from the 2008 Proxy Statement in accordance with Rule 14a-8(i)(10), which provides for the exclusion of a proposal if the company has already substantially implemented the proposal. To be excluded under this rule, the Proposal need not be implemented in full or precisely as presented by the Proponent. Instead, the standard is one of substantial implementation. *See Rel. No. 40018* (May 21, 1988); *Rel. No. 34-20091* (August 16, 1983).

As the Staff has previously recognized, determination of whether a company has substantially implemented a proposal should depend upon "whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal," not on where those policies, practices or procedures are embodied. *See Texaco, Inc.* (March 28, 1991). Significantly, in considering requests pursuant to this section, the Staff has not required that a company take the action requested by a proposal in all details but has been willing to grant no-action relief in situations where the essential objective of the proposal as has been satisfied. *See, e.g., Anheuser-Busch Cos., Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); *Masco Corporation* (April 19 and March 29, 1999); *MacNeal-Schwendler Corporation* (April 2, 1999); *General Motors Corporation* (March 4, 1996); *Northern States Power Company* (February 16, 1995); *E.I duPont de Nemours and Company* (February 14, 1995).

B. *The Proposed Amendments Substantially Implement the Proposal*

(1) Background and Description of the Proposed Amendments

At the recommendation of management and the Corporate Governance and Nominating Committee (the **"CGNC"**) of the Company's Board of Directors (the **"Board"**), the Board is expected to act on July 31, 2008 on proposed amendments to the Company's Certificate of Incorporation and Bylaws (collectively, the **"Charter Documents"**) to eliminate the supermajority provisions in the Charter Documents (the **"Proposed Amendments"**). The Proposed Amendments would amend (i) the Certificate of Incorporation to reduce the threshold required to approve to certain amendments to the Certificate of Incorporation from 75% of the outstanding shares to a majority of the outstanding shares and (ii) the Bylaws to reduce the threshold required to approve bylaw amendments from 75% of the shares to a majority of the outstanding shares. Accordingly, the Board is expected to (i) adopt the Proposed Amendments, contingent upon the stockholder approval of the Proposed Amendments and the Company's Second Proposal (as defined below), (ii) submit the Proposed Amendments to the stockholders for consideration at the 2008 Annual Meeting, and (iii) recommend that the stockholders vote in favor of the Proposed Amendments (the **"Company's First Proposal"**) .

In addition, at the same meeting and upon the recommendation of management and the CGNC, the Board is expected to act on additional amendments to the Company's Certificate of Incorporation to eliminate the Company's cumulative voting provisions and make certain other minor changes (the **"Supplemental Amendments"**). The Supplemental Amendments would amend the Company's Certificate of Incorporation to (i) eliminate cumulative voting and all references thereto, (ii) provide that the number of directors of the Company be determined in the manner provided for in the Bylaws rather than require that the number of directors be as specified in the Bylaws, and (iii) provide for written ballots for the election of directors to be used as specified in the Bylaws rather than permit use upon stockholder demand. Accordingly, the Board is expected to (i) adopt the Supplemental Amendments, contingent upon the stockholder approval of the Supplemental Amendments and the Company's First Proposal, (ii) submit the Supplemental Amendments to the stockholders for consideration at the 2008 Annual Meeting, and (iii) recommend that the stockholders vote in favor of the Supplemental Amendments (the **"Company's Second Proposal"**). We will supplementally notify the Staff after the Board's consideration of the Proposed Amendments and the Supplemental Amendments. For the Staff's reference, attached hereto as **Exhibit B** is a table setting forth the current and proposed language of the Charter Documents affected by the Proposed Amendments and Supplemental Amendments.

The Board is firmly committed to ensuring effective corporate governance. The Board has, on several occasions, considered the advantages and disadvantages of maintaining the supermajority voting provisions, and, in the past, has concluded that maintaining them was in the Company's best interests. This year, the Board requested that the CGNC reconsider this issue in light of the simple majority vote proposal approved at the 2007 annual meeting of stockholders.

The CGNC consulted management and outside advisors as part of its review of this issue. As part of its analysis, the CNGC conducted a thorough review of the Company's corporate governance provisions and the effect that eliminating the supermajority voting provisions would have on the remaining provisions. In particular, the CGNC reviewed the interplay between the majority voting provisions adopted by the Board in 2006 and the cumulative voting provisions contained in the Company's Charter Documents. The CGNC also considered that the supermajority voting provisions act as a shield against the self-interested actions of a few large investors by ensuring that these fundamental aspects of our governance framework can be changed only with a very strong stockholder mandate. After performing a holistic review of the Company's corporate governance provisions, the CGNC concluded it was in the best interests of the Company and its stockholders to recommend the approval of the Proposed Amendments eliminating the supermajority voting provisions, contingent upon the approval of the Supplemental Amendments to eliminate cumulative voting and make certain other changes.

If the stockholders approve the elimination of the supermajority provisions set forth in the Company's First Proposal, it will become effective only if the stockholders also approve the elimination of cumulative voting and certain other changes to the Company's Certificate of Incorporation as set forth in the Company's Second Proposal. The CGNC believes that the cumulative voting standard is incompatible with the majority voting standard already in place and makes the Company more vulnerable to the self-interested actions of a few large stockholders. These effects would be exacerbated if the proposal to eliminate the supermajority voting provisions were enacted while cumulative voting was still in effect. The CGNC determined that the other changes are necessary to bring the Company's Certificate of Incorporation more in line with current concepts of good corporate governance, to clarify some of its terms and to conform it more closely to those of other publicly-traded Delaware corporations. Making these proposals contingent upon one another will ensure that the Company's corporate governance practices are not compromised. Upon the approval of the Company's First Proposal, the threshold required for approval of the Company's Second Proposal will be lowered from a supermajority vote of 75% of the outstanding shares to a majority of the outstanding shares.

(2) Substantial Implementation

The Staff has consistently granted no-action relief based upon the well-established precedent that a company may exclude from its proxy materials a stockholder proposal requesting elimination of supermajority voting provisions under Rule 14a-8(i)(10) as substantially implemented when the company's board of directors has approved the necessary amendment to eliminate all supermajority provisions and represents that it will recommend that the stockholders approve such amendments at the next annual meeting. *See H.J. Heinz Company* (May 20, 2008); *NiSource, Inc.* (March 10, 2008); *The Dow Chemical Company* (February 26, 2007); *Chevron Corp.* (February 15, 2007) (in each case, granting no-action relief to a company that intended to omit form its proxy materials a stockholder proposal that was substantially similar to company's proposal, based on the actions by the company's board of directors to approve the necessary amendments and recommend that the stockholders approve such amendments and the company's next annual meeting). The Board is expected to approve the Proposed Amendments eliminating all supermajority provisions and will thereafter recommend the stockholders approve the Proposed Amendments at the 2008 Annual Meeting. Therefore, the Company will have substantially implemented the Proposal by submitting the Proposed Amendments to the Company's stockholders at the 2008 Annual Meeting.

In addition, the Board will have satisfied the essential objective of the Proposal by submitting the Company's First Proposal to the stockholders. Although the Board will make the implementation of the Company's First Proposal contingent on the approval of the Company's Second Proposal, the Staff has granted no-action relief where a company has satisfied the essential objective of a proposal regardless of the fact that the company did not take the precise action detailed in the proposal. *See, e.g., Anheuser-Bush Co., Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); *Masco Corporation* (April 19 and March 29, 1999); *MacNeal-Schwendler Corporation* (April 2, 1999); *General Motors Corporation* (March 4, 1996); *Northern States Power Company* (February 16, 1995); *E.I duPont de Nemours and Company* (February 14, 1995). In the instant case, the Proposal's essential objective is to promote Board accountability by eliminating the supermajority provisions in the Charter Documents. The Company's First Proposal meets this objective by seeking stockholder approval of the Proposed Amendments to eliminate all supermajority provisions that could be used to promote entrenchment or insulate the Board from accountability. The Company's Second Proposal furthers this objective by eliminating cumulative voting, which could also be used to insulate the Board from accountability. Cumulative voting encourages a stockholder to nominate additional candidates to the Board. In such a case, regardless of whether the minority nominee is elected, the voting standard for the election of directors would change from a majority standard to a plurality standard. Accordingly, a director need not receive a majority of the votes present in order to remain in office, which defeats the purpose of the majority vote standard the Company adopted in 2006. The Board believes that a system of electing directors who receive a majority of votes cast by the stockholders as a whole will best ensure that the Board will act for the benefit of all stockholders and, therefore, provide accountability of the Board to all stockholders. By coupling its proposals together, the Company has met the essential objective of the Proposal – accountability of the Board to all stockholders.

Furthermore, as noted above, Rule 14a-8(i)(10) permits the exclusion of a stockholder proposal when a company has implemented the essential objective of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the stockholder proponent. *See, e.g., Johnson & Johnson* (February 19, 2008) (allowing exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting that the Company's board of directors amend the bylaws to permit a "reasonable percentage" of stockholders to call a special meeting where the proposal stated that it "favors 10%" and the company planned to propose a bylaw amendment requiring at least 25% of stockholders to call a special meeting). *See also Honeywell International Inc.* (January 31, 2007); *Sun Microsystems, Inc.* (September 12, 2006); *General Motors Corp.* (April 5, 2006) (each allowing exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting that any future poison pill be put to a stockholder vote "as soon as possible" or "within 4-months" where the company had a poison pill policy in place that required a shareholder vote on any future poison pill within one year). Moreover, the Staff has previously granted no-action relief on substantial implementation grounds in circumstances where a company's board of directors has exercised discretion in determining how to implement the subject matter of the stockholder proposal. *See, e.g, The Boeing Co.* (March 15, 2006); *Borders Group, Inc.* (March 9, 2006); *Bristol-Myers Squibb Co.* (March 9, 2006); *Electronic Data Systems Corp.* (March 9, 2006) (each permitting exclusion of a stockholder proposal relating to the redemption of a poison pill through a charter or bylaw amendment where the board of directors determined the best form of implementation was through a policy rather than a bylaw or charter amendment). At the Board's request, the CGNC conducted a thorough review of the Company's overall corporate governance practices before concluding it was in the best interests of the Company and its stockholders to eliminate both the supermajority and cumulative voting provisions in the Company's Charter Documents. In this regard, coupling the Proposed Amendments and Supplemental Amendments, once approved by the Board, would reflect the Board's conclusion, based on the exercise of its discretion and the application of its business judgement, that it has taken all necessary steps to implement a simple majority standard as part of the Company's overall corporate governance practices.

For the reasons set forth above, we believe that the Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal, and, accordingly, we request that the Staff concur that the Proposal may be excluded from the 2008 Proxy Statement on this basis.

C. *Supplemental Notification Following Board Action*

The Company is submitting this no-action request at this time to address the timing requirements of Rule 14a-8. The Company will supplementally notify the Staff after the Board considers the Proposed Amendments and Supplemental Amendments. The Staff has consistently granted no-action relief under Rule 14a8(i)(10) where a company intends to omit a stockholder proposal on the grounds that the board of directors is expected to take certain action that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., Johnson & Johnson* (February 19, 2008 and February 13, 2006), *The Dow Chemical Co.* (February 26, 2007); *General Motors Corp.* (March 3, 2004); *Intel Corp.* (March 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because The Proposal Directly Conflicts With One Of The Company's Own Proposals To Be Submitted To The Stockholders At The 2008 Annual Meeting

A. *Rule 14a-8(i)(9) Background*

The Company respectfully requests the Staff's confirmation that the Proposal may properly be excluded from the 2008 Proxy Statement in accordance with Rule 14a-8(i)(9), which permits the exclusion of a proposal that directly conflicts with one of the company's own proposals to be submitted to the stockholders at the same meeting. The Staff has permitted exclusion of stockholder proposals when the stockholder and company-sponsored proposals present alternative and conflicting decisions, which could result in inconsistent and ambiguous results. *See, e.g., Herley Industries, Inc.* (November 20, 2007); *Northern States Power Company* (July 25, 2007); *H.J. Heinz Company* (April 23, 2007); *Wachovia Corporation* (February 7, 2007); *Gyrodyne Company of America, Inc.* (October 31, 2005); *Croghan Bancshares, Inc.* (March 13, 2002); *First Niagra Financial Group, Inc.* (March 7, 2002). The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." *Exchange Act Release No. 34-40018* (May 21, 1998, n.27).

B. *The Proposal Directly Conflicts with the Company's Proposal*

If approved by the stockholders, the Company's First Proposal relating to the approval of the Proposed Amendments would eliminate the supermajority provisions in the Charter Documents as requested in the Proposal. However, the Company's First Proposal differs from the Proposal in that it will condition the implementation of the Proposed Amendments contained in the Company's First Proposal on the approval by the stockholders of the Company's Second Proposal related to the elimination of cumulative voting.

The inclusion of two conflicting proposals on the same subject matter may lead to confusion of our stockholders. The Proposal requests the Board to take all steps necessary to eliminate the supermajority provisions in the Charter Documents and implement a simple majority standard. The Company's First Proposal fulfills such request. The Proposal is precatory, not mandatory, and therefore would not cause the stockholders to take the necessary steps to eliminate the supermajority provisions in the Charter Documents. That is, should the stockholders vote "for" the Proposal and "against" the Company's First Proposal (or the Company's Second Proposal), the Company would not yet have the requisite stockholder approval required to amend the Charter Documents to eliminate the supermajority provisions. Thereafter, the Company would need to seek a separate stockholder vote to approve such amendments to the Charter Documents. In addition, inclusion of the Proposal may also confuse the stockholders by implying that the Board did not take positive action to implement the 2007 stockholder proposal relating to the same subject matter. Omitting the Proposal from the 2008 Proxy Statement will eliminate the possibility of confusion and will be the shortest path toward eliminating the supermajority provisions in the Charter Documents, which will ultimately satisfy the Proponent's request.

For the reasons set forth above, we believe that the Proposal is excludable under Rule 14a-8(i)(9) because it directly conflicts with one of the Company's own proposals and, accordingly, we request that the Staff concur that the Proposal may be excluded from the 2008 Proxy Statement on this basis.

IV. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Contrary To The Commission's Proxy Rules

A. *Rule 14a-8(i)(3) Background*

The Company respectfully requests the Staff's confirmation that the Proposal may properly be excluded from the 2008 Proxy Statement in accordance with Rule 14a-8(i)(3), which provides that a proposal or supporting statement may be excluded if it is contrary to any of the Commission's proxy rules, including rule 14a-9. Rule 14a-9 prohibits materially false or misleading statements in proxy soliciting materials. The Staff has permitted the exclusion of certain portions of stockholder proposals and supporting statements from its proxy materials when such proposals and supporting statements contained false and misleading statements or omitted material facts necessary to make statements made therein not false or misleading. *See, e.g., Farmer Bros. Co.* (November 28, 2003); *Monsanto Co.* (November 26, 2003); *Sysco Corp.* (August 12, 2003); *Siebel Systems, Inc.* (April 15, 2003). Specifically, the Staff has stated that companies may rely "on Rule 14a-8(i)(3) to exclude or modify a statement . . . where [(a)] statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation; [(b)] the company demonstrates objectively that a factual statement is materially false or misleading..." *Staff Legal Bulletin No. 14B* (September 15, 2004).

B. *Statements of the Proponent are False and Misleading*

The Proponent has made numerous statements in support of the Proposal which the Company considers to be materially false and misleading in violation of the Commission's proxy rules.

1. Proponent's Statement: "Two directors owned no stock – Lack of commitment concern:

Michael Marks
Peter Currie"

This statement is false and misleading. Both Messrs. Marks and Currie do in fact own shares of the Company's common stock. Pursuant to Section 16 of the Exchange Act, members of the Board are required to report the information related to their holdings in the Company's securities to the Commission. This information is publicly available to the Company's stockholders on the Commission's web site, as well as on the Company's web site. Pursuant to the most recent Form 4 filed by Mr. Marks on November 13, 2007, he beneficially owns 175,000 shares of common stock, which were purchased on the open market for an aggregate purchase price of $3,449,877.50 and have a current market value of $2,017,750 based on the closing price of the Company's common stock on June 25, 2008 (See Form 4s filed on May 30, 2007 and August 13, 2007 for purchase details).[1] Pursuant to the most recent Form 4 filed by Mr. Currie on February 26, 2008, he owns 25,000 shares of common stock, which were purchased on the open market for an aggregate purchase price of $429,900 and have a current market value of $288,250 based upon the closing price of the Company's

1 The number of shares held for Mr. Marks has been adjusted to reflect the reverse stock split effected by the Company on November 12, 2007. The Form 4 filed on November 13, 2007 by Mr. Marks contains pre-split totals.

common stock on June 25, 2008 (See Form 4 filed on February 26, 2008 for purchase details). Because both Messrs. Marks and Currie own shares of the Company's stock, the statement that these "[t]wo directors owned no stock" is objectively false. Furthermore, this statement is also misleading as it impugns the character, integrity and personal reputation of Messrs. Marks and Currie because it lacks a factual basis.

In addition, the Proponent's statement that the purported lack of ownership by Messrs. Marks and Currie demonstrates a "[l]ack of commitment concern" is false and misleading. As discussed in the Company's Proxy Statement for its 2007 annual meeting of stockholders, the Company has adopted stock ownership guidelines for its executive officers and directors (the **"Stock Ownership Policy"**). Pursuant to the Stock Ownership Policy, Messrs. Marks and Currie must hold 10,000 shares of the Company's common stock within five years of joining the Board. Accordingly, Mr. Marks had until 2012 and Mr. Currie had until 2011 to comply with such requirement. Thereafter, pursuant to the Stock Ownership Policy, Messrs. Marks and Currie are required to hold a number of shares of the Company's common stock having a value of at least $150,000 by August 1, 2012. Currently, both Messrs. Marks and Currie far exceed the number of shares and value requirements set forth in the Stock Ownership Policy. Messrs. Marks and Currie have not only demonstrated their commitment to abide by the Stock Ownership Policy by complying with the requirements in a swift manner, but have demonstrated their individual commitment to the Company and its stockholders by far exceeding such requirements. Moreover, Messrs. Marks and Currie conducted their open market purchases at a time when the Company's common stock had a fair market value substantially higher than its current fair market value and continue to hold the shares today, which further demonstrates their commitment to the Company. Because the Proponent's statement regarding a "lack of commitment concern" is made without factual foundation, it is not only false and misleading but it also directly impugns the character, integrity and personal reputation of Messrs. Marks and Currie.

2. Proponent's Statement: "Our one-year rate of return was a minus-35%."

The Company believes this statement is misleading because Proponent has not provided any basis for such calculation. There is no explanation or verifiable data referred to by Proponent regarding the inclusive dates for the one-year period nor is their any explanation as to what specific rate of return the Proponent is referring to. Such an unsubstantiated figure is misleading to stockholders.

3. Proponent's Statement: "Currently, a 1%-minority can still frustrate the will of our 74%-shareholder majority."

Again, this statement is also false and misleading. A holder of 1% of our shares outstanding cannot frustrate the will of the holders of 74% of our shares oustanding. To the contrary, it takes a 26% minority to frustrate the will of a 74% stockholder majority when a 75% supermajority vote is required. Not only is this statement objectively false, it may mislead stockholders into believing such a small percentage of minority stockholders have more power than they actually do.

For the reasons set forth above, we believe that the Proposal is excludable under Rule 14a-8(i)(3) because it contains materially false and misleading statements in violation of Rule 14a-9, and, accordingly, we request that the Staff concur that the Proposal may be excluded from the 2008 Proxy Statement on this basis.

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2008 Proxy Statement.

If you have any questions or require any additional information, please do not hesitate to call Craig Norris or me at (650) 960-1300. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,

Michael Dillon
Executive Vice President and General Counsel
Sun Microsystems, Inc.

Enclosures

cc: Mr. Kenneth Steiner
Mr. John Chevedden

Exhibit A

Exhibit B

Proposed Amendments

Section 11 of Certificate of Incorporation	
Current	Proposed
The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. This Certificate of Incorporation may not be amended to eliminate Section 8 hereof or to divide the directors of the Corporation who are elected by the holders of Common Stock and any Preferred Stock entitled to vote generally with the holders of Common Stock in elections of directors, into two or three classes without the approval of holders of seventy-five percent (75%) of the outstanding shares of the Corporation entitled to vote thereon.	The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. This Certificate of Incorporation may not be amended to eliminate Section 8 hereof or to divide the directors of the Corporation who are elected by the holders of Common Stock and any Preferred Stock entitled to vote generally with the holders of Common Stock in elections of directors, into two or three classes without the approval of holders of a majority of the outstanding shares of the Corporation entitled to vote thereon.

Section 9 of Bylaws	
Current	Proposed
Any of these bylaws may be altered, amended or repealed by the affirmative vote of a majority of the board of directors or, with respect to bylaw amendments placed before the stockholders for approval and except as otherwise provided herein or required by law, by the affirmative vote of the holders of 75% of the shares of the corporation's stock entitled to vote in the election of directors, voting as one class.	Any of these bylaws may be altered, amended or repealed by the affirmative vote of a majority of the board of directors or, with respect to bylaw amendments placed before the stockholders for approval and except as otherwise provided herein or required by law, by the affirmative vote of the holders of a majority of the shares of the corporation's stock entitled to vote in the election of directors, voting as one class.

Supplemental Amendments

Section 7 of Certificate of Incorporation	
Current	Proposed
The number of directors which will constitute the whole Board of Directors of the Corporation shall be as specified in the Bylaws of the Corporation.	The number of directors that constitutes the entire Board of Directors of the Corporation shall be fixed by, or in the manner provided in, the Bylaws of the Corporation.
Section 8 of Certificate of Incorporation	
Current	Proposed
At all elections of directors of the Corporation, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for this provision as to cumulative voting) he would be entitled to cast for the election of directors with respect to his shares multiplied by the number of directors to be elected, and he may cast all of such votes for a single candidate or may distribute them among the number to be elected, or for any two or more of them as he may see fit.	None.
Section 11 of Certificate of Incorporation (assuming approval of the Company's First Proposal)	
Current	Proposed
The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. This Certificate of Incorporation may not be amended to eliminate Section 8 hereof or to divide the directors of the Corporation who are elected by the holders of Common Stock and any Preferred Stock entitled to vote generally with the holders of Common Stock in elections of directors, into two or three classes without the approval of holders of a majority of the outstanding shares of the Corporation entitled to vote thereon.	The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. This Certificate of Incorporation may not be amended to divide the directors of the Corporation who are elected by the holders of Common Stock and any Preferred Stock entitled to vote generally with the holders of Common Stock in elections of directors, into two or three classes without the approval of holders of a majority of the outstanding shares of the Corporation entitled to vote thereon.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

August 4, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Sun Microsystems, Inc. (JAVA)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
Kenneth Steiner

Ladies and Gentlemen:

A detailed response will be provided after the company board finally acts "later" in August as it announced in its August 1, 2008 letter to the Staff. The company's August 1, 2008 letter flip-flopped on its earlier representation that it would take specific action on July 31, 2008. Thus there cannot be much confidence in whether the board will in fact act and what action it will take at some unspecified date "later" in August.

The shareholder party detailed response (dependent on when the company acts and how) will also address the accuracy of the supporting statements.

It is respectfully requested that the shareholder party have an opportunity to respond after the company finally advises in writing the delayed and different action it will take.

It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
Kenneth Steiner

Michael Dillon <Michael.Dillon@Sun.com>

Sun Microsystems, Inc.
4150 Network Circle, Santa Clara, CA



August 27, 2008

Via Email and Overnight Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington D.C. 20549

Re: Sun Microsystems, Inc.–Shareholder Proposal Submitted by Mr. Kenneth Steiner

Dear Sir or Madam:

By letter dated July 1, 2008 (the **"No-Action Request"**), Sun Microsystems, Inc., a Delaware corporation (the **"Company"**), submitted notice of its intention to omit from its proxy statement (the **"2008 Proxy Statement"**) for its 2008 annual meeting of stockholders a stockholder proposal (the **"Proposal"**) submitted to the Company by Mr. Kenneth Steiner (the **"Proponent"**) under cover of a letter dated May 27, 2008, pursuant to with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the **"Exchange Act"**).

In the No-Action Request, we requested confirmation that the staff of the Division of Corporate Finance (the **"Staff"**) of the Securities and Exchange Commission would not recommend any enforcement action if the Company omits the Proposal from the 2008 Proxy Statement on the grounds that (i) the Company has substantially implemented the Proposal, in reliance on the provisions of Rule14a-8(i)(10), (ii) the Proposal directly conflicts with one of the Company's own proposals, in reliance on the provisions of Rule 14a-8(i)(9), and (iii) the Proposal is contrary to the proxy rules of the Commission, in reliance on the provisions of Rule 14a-8(i)(3).

In the No-Action Request, we stated that we would supplementally notify the Staff when the Board of Directors of the Company (the "Board") formally approved the Company's First Proposal (as defined in the No-Action Request). On August 1, 2008, we supplementally notified the Staff that the Board would delay action approving the Company's First Proposal until late August and that the Board had tabled the Company's Second Proposal (as defined in the No-Action Request).

On August 27, 2008, the Board approved the adoption of the Company's First Proposal to eliminate the supermajority provisions contained in the Company's Charter Documents (as defined in the No-Action Request). Accordingly, the Company believes that it may omit the Proposal from the 2008 Proxy Statement for the same reasons set forth in the No-Action Request. Moreover, the

Company believes that it has a stronger argument that it has substantially implemented the Proposal as the Company is implementing the Proposal precisely as presented by the Proponent.

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2008 Proxy Statement.

If you have any questions or require any additional information, please do not hesitate to call Craig Norris or me at (650) 960-1300. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,



Michael Dillon
Executive Vice President and General Counsel
Sun Microsystems, Inc.

Enclosures

cc: Mr. Kenneth Steiner
Mr. John Chevedden

Ladies and Gentlemen:

Attached please find our letter dated August 27, 2008, which supplements our no action request dated July 1, 2008 related to a shareholder proposal received by Sun from Mr. Kenneth Steiner. The original and six copies will be sent via overnight courier.

Should you have any questions, please feel free to contact me.

Best regards,

Donica Forensich

--
Donica L. Forensich
Senior Counsel
Corporate Law Group
Sun Microsystems, Inc.
10 Network Circle
M/S: UMPK10-147
Menlo Park, CA 94025
Email: donica.forensich@sun.com
Phone: 650-786-0725, ext. 80725
Fax: 650-786-2216

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

August 28, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Sun Microsystems, Inc. (JAVA)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
Kenneth Steiner

Ladies and Gentlemen:

The company August 27, 2008 letter implicitly or explicitly states that the company will only partially adopt the rule 14a-8 proposal (emphasis added):

> RESOLVED, Shareholders request that our board take the steps necessary so that *each shareholder voting requirement in our charter and* ***bylaws***, that calls for a greater than simple majority vote, *be changed to a simple majority vote requirement* in compliance with applicable law.

Specifically the August 27, 2008 company letter states that only the "Company's Charter Documents" will be impacted by the action of the company. Yet the company still has at least one 75%-provision in its bylaws (attached).

Since the company submitted its August 27, 2008 letter almost on the eve of a holiday weekend an additional response will be provided on this issue and other issues.

It is respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
Kenneth Steiner

Michael Dillon <Michael.Dillon@Sun.com>

BYLAWS

OF

SUN MICROSYSTEMS, INC.

(As adopted on December 14, 1990 and last amended on August 1, 2007)

BYLAWS
OF
SUN MICROSYSTEMS, INC.

ARTICLE I
CORPORATE OFFICES

1.1 REGISTERED OFFICE

The registered office of the corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

1.2 OTHER OFFICES

The board of directors may at any time establish other offices at any place or places as the board of directors may from time to time determine or the business of the corporation may require.

ARTICLE II
STOCKHOLDERS

2.1 PLACE OF MEETINGS

Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the board of directors. The board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law (the "**DGCL**"). In the absence of any such

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 28, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sun Microsystems, Inc.
Incoming letter dated July 1, 2008

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in the company's charter and bylaws that calls for a greater than simple majority vote be changed to a simple majority vote requirement.

There appears to be some basis for your view that Sun may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Sun will provide shareholders at Sun's 2008 Annual Meeting with an opportunity to approve amendments to Sun's Certificate of Incorporation and Bylaws that would eliminate all supermajority voting requirements. Accordingly, we will not recommend enforcement action to the Commission if Sun omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for relief upon which Sun relies.

Sincerely,



William A. Hines
Special Counsel

END